Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Nine months to September 30, 2005	Fiscal year ended December 31
		2004	2003	2002		2001		2000

Earnings per Financial Statements	$792,344	$1,152,686	$1,482,923	$99,882		$(180,819)		$517,123
Add (deduct):
Provision for income taxes	268,594	286,443	310,707	(111,542)		(100,831)		80,841
Fixed charges	146,369	211,035	205,758	215,161		219,849		242,783
Earnings for Computation	1,207,307	1,650,164	1,999,388	203,501		(61,801)		840,747

Fixed Charges
Interest Expense	$128,369	$182,984	$177,425	$193,494		$199,182		$221,450
One third of payments under operating leases	18,000	28,051	28,333	21,667		20,667		21,333
Total Fixed Charges	$146,369	$211,035	$205,758	$215,161		$219,849		$242,783

Ratio of Earnings to Fixed Charges	8.2	7.8	9.7		(1)		(2)	3.5

Preferred Share Dividends	$33,761	$44,972	$36,009	$25,662		$25,594		$18,391

Total Fixed Charges and Preferred Share Dividends	$180,130	$256,007	$241,767	$240,823		$245,443		$261,174

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.7	6.4	8.3		(1)		(2)	3.2

(1) Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $12 million and combined fixed charges and preferred share dividends by $37 million.

(2) Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $282 million and combined fixed charges and preferred share dividends by $307 million.